February 3, 2014

Ms. Melissa Rocha

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.   20549

RE:

File No. 1-7233

Standex International Corporation

Form 10-K for fiscal year ended June 30, 2013

Definitive Proxy Statement on Schedule 14A filed October 21, 2013

Dear Ms. Rocha:

We have received your communication dated January 10, 2014, relating to the Staff’s review of Standex International Corporation’s (the “Company”) Form 10-K for the year ended June 30, 2013, and our definitive proxy statement on schedule 14A filed on October 21, 2013.  For your ease of review, questions raised have been repeated below immediately followed by the Company’s responses.

Form 10-K -- June 30, 2013

Backlog

1.

Please provide draft disclosure to be included in future filings, that explains the criteria you use to determine when an order is considered firm and therefore, is included in your backlog.

Response

We will modify our future filings, beginning with our 10Q as of December 31, 2013, to include an introductory paragraph before our backlog disclosure.  Our introductory paragraph will define Company backlog as follows:

“Backlog includes all active or open orders for goods and services that have a firm fixed customer purchase order with defined delivery dates. Backlog also includes any future deliveries based on executed customer contracts, so long as such deliveries are based on agreed upon delivery schedules.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

2.

Please tell us and revise your future filings to disclose the amount of cash and short term investments held by your foreign subsidiaries as of the most recent balance sheet period presented.  Please also disclose the extent to which foreign held cash and short term investments are not available to fund domestic operations unless the funds were repatriated.

Response

We will modify our future filings, beginning with our 10Q as of December 31, 2013, to include an introductory paragraph before our liquidity disclosure.  An example of our introductory paragraph disclosing our cash held by foreign subsidiaries is as follows:

“At September 30, 2013, $37.4 million of our total cash balance of $46.1 million was held by foreign subsidiaries. Our intention is to reinvest this cash permanently or to repatriate it only when it is tax effective to do so.  Based on the expected near-term liquidity needs of our various geographies and our currently available sources of domestic short-term liquidity, we currently do not anticipate the need to repatriate any permanently reinvested cash to fund domestic operations. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations.”

Consolidated Financial Statements

Goodwill

3.

We note your disclosure on pages 26 and 41 that certain reporting units have been significantly impacted by the current global economic downturn and that if the effects are protracted or recovery is slower than expected, estimates of future cash flows for each of your reporting units may be insufficient to support the carrying value, which could results in a reassessment of the recoverability of your goodwill.  If any of your reporting units are at risk of failing step one of the impairment test (e.g. reporting units have estimated fair values that are not substantially in excess of the carrying value), please revise your future filings either here or in MD&A to disclose the following:

•

The percentage by which fair value exceeded carrying value as of the date of your most recent goodwill impairment test; and

•

The amount of goodwill allocated to the reporting unit.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response

At May 31, 2013, the date of our goodwill testing, the estimated fair value of all of our reporting units substantially exceeded each unit’s carrying value.  The reporting unit with the carrying value closest to fair value had a fair value that was double the unit’s carrying value.

If the estimated fair value of all of our operating units continues to substantially exceed their carrying values at the next goodwill measurement date, May 31, 2014, we will disclose this fact in our future filings.  Our future disclosure in this matter will read as follows:

“We completed our annual impairment testing as of May 31, 2014 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests.  As a result of our annual assessment, the company determined that the fair value of each of its reporting units substantially exceeded their respective carrying values therefore, no impairment charges were recorded in connection with our testing and assessment.”

To the extent that the estimated fair value does not substantially exceed carrying value in future periods, we will provide full disclosure in accordance with Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies and the staff’s bullet points noted above.

Exhibit 31.2

4.

It appears that Thomas D. DeByle did not sign the certification included as Exhibit 31.2.  Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and a new, corrected certification complete with conformed signature.

Response

We acknowledge that Exhibit 31.2 was not electronically signed by Thomas D. DeByle.  We have filed an amended Form 10-K on February 3, 2014 to rectify this issue.

Exhibit 31.2

5.

We note the Section 1350 certification does not include the signatures of either Roger L. Fix or Thomas D. DeByle.  Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and a new, corrected certification.

Response

We acknowledge that the Section 1350 certification was not electronically signed by either Roger L. Fix or Thomas D. DeByle.  We have filed an amended Form 10-K on February 3, 2014 to rectify this issue.

Definitive Proxy Statement on Schedule 14A filed October 21, 2013

Administration of Executive Compensation Program, page 14

6.

We note your disclosure on page 15 that Pearl Meyer & Partners provided services to the compensation committee including “general information regarding trends in executive compensation” and that the committee asked Pearl Meyer to evaluate whether compensation “was competitive with that provided by comparable manufacturing companies.”  We also note your reference to “Survey Data” on page 16 and that the wage increase budget “is established after a review of the rate of increases throughout the broad range of durable goods manufacturing companies which comprise the Survey Data.”  In future filings, please tell us how your analysis of the survey data contributes to your executive compensation considerations and clarify if you engage in benchmarking total compensation or elements thereof and disclose component companies comprising any such benchmark.  Further, please explain the reason for any deviation from any benchmarking principles you utilize in determining compensation.  For example, we note your disclosure on page 48 regarding director compensation and the absence of a “formal objective of maintaining board compensation at a particular competitive level” and the board’s determination to increase “the equity portion of Board compensation closer to the median level for the companies assessed…”  Please provide similar disclosure for your executive compensation discussion.  See Item 402(b)(2)(xiv) of Regulation S-K.  Refer to the Division’s Compliance and Disclosure Interpretations Question 118.05 for further guidance.

Response

In future filings, we will provide a more precise description of how our analysis of survey data contributes to our executive compensation decisions.  If we determine that our use of the survey data constitutes “benchmarking,” as that term is characterized in Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division’s Compliance and Disclosure Interpretations, of all or any material element of our executive compensation program, then we will identify the benchmark, and if applicable, its components (including component companies).

We acknowledge your reference to our disclosure of an increase in the equity element of our Board compensation and our statement that we have no formal objective of maintaining Board compensation at a particular competitive level, and your characterization of that disclosure as a better description of how we determine such compensation than our description of how we use survey data to determine our executive compensation.  We will use our treatment of this issue as guidance in better disclosing our executive compensation decisions.

Your letter indicated that we should acknowledge certain facts about our disclosures.  The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have addressed the points sufficiently in detail.  If we failed to respond in a manner which was expected, please do not hesitate to contact the undersigned at 603-685-2029 or Sean Valashinas at 603-685-2039 for further clarification.  We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely,

STANDEX INTERNATIONAL CORPORATION

/s/ Thomas D. DeByle

Thomas D. DeByle

Vice President/CFO